NEWS RELEASE

OLYMPUS: COMMENCES DRILLING AT CAPCAPO GOLD PROPERTY, NORTHERN
PHILIPPINES

HIGHLIGHTS:

•	Drilling has commenced on the main Capcapo prospect area.
•	Olympus channel sampling of this area returned assay results of 6.78 g/t Au over 20 meters (65 feet)
•	The Capcapo gold property is strategically located north of the prolific Baguio-Mankayan Gold District.

TORONTO, February 27, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM, Frankfurt: OP6) is pleased to announce that the Company has commenced drilling on the Capcapo Project, located in Abra Province, Northern Luzon, Philippines.

On November 23, 2006 the Company entered into an option agreement with Abra Mining & Industrial Corporation (AMIC) and Jabel Corporation (JABEL), subject to completion of due diligence, whereby the Company and Philippine interests associated with the Company can earn a 60% interest in the 43 km2 Capcapo Project (OYM press release dated November 23, 2006).

The drill program is the final phase of the due diligence work. The drill program will verify and evaluate the main prospect area. Surface channel sampling of this prospect by Olympus returned assays of 6.78 g/t Gold and 8.36 g/t Silver over 20 meters (65 feet) from previous excavated trenches (OYM press release dated November 23, 2006).

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, and a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. McPhar Geoservices (Philippines).Inc. in Makati City, Philippines, performed the sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.